copernic

January 28, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Mark Kronforst, Accounting Branch Chief

Re:	Copernic, Inc.
Form 6-K filed March 6, 2007
File No. 000-171164

Dear Mr. Kronforst:

We are submitting this letter as an update and request for extension to respond to your letter dated November 28, 2007 to me as Executive Vice President and Chief Financial Officer of Copernic, Inc. (the “Company”). For your convenience the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) Division of Corporation Finance appear in italics above our update.

Copernic, Inc.

Form 6-K Filed on March 7, 2006

File No. 000-171164

Form 6-K filed March 7, 2006

1.
We have read your response to prior comment numbers 2 and 3 and it appears that your presentation does not comply with the Commission’s guidance regarding financial statements of an acquired business in several respects. Unless you obtained a pre-filing waiver from the Division’s Chief Accountant allowing such non-compliance, we believe that you must file correcting amendments.

Update

As we indicated in our telephone conferences on December 21, 2007 with David Edgar, and again on January 16, 2008 with you and David Edgar, Pricewaterhouse Coopers (“PWC”) were the auditors of Copernic Technologies Inc. who prepared the audited financial statements for the three years ended June 30, 2005, 2004 and 2003 along with the auditors report for the same periods, included in the Company’s Business Acquisition Report filed on March 7, 2006 (“BAR”).

We have had three conference calls with the responsible partner(s) of PWC-Quebec City to discuss the SEC’s comments, request information from PWC and obtain PWC’s assistance in our response. After continued difficulty obtaining PWC’s assistance, as we discussed, the Company retained the services of Daniel Filion of KPMG as a consultant on this matter (the “Consultant”). The Company engaged the Consultant to provide his expert advice relative to the complicated consolidation and variable interest entity accounting questions that the Company must answer to resolve the Staff’s comments.

After reviewing the matter with the Consultant, the Company has concluded it must determine whether it can file consolidated statements of Copernic Technologies Inc. in conformity with Canadian Generally Accepted Accounting Principles. If so, the Company will try to work with PWC to address the issue of their report, since the question of the statements’ presentation and PWC’s report are functionally inter-related. The Company has not yet made this determination but has obtained much of the information it needs to make this determination and is waiting for the remaining information which Coveo has agreed to provide. Upon receipt of the remaining information, the Company will proceed promptly with its evaluation of the information in order to make the determination.

At this time we cannot specify a timeline as to when we may be able to respond fully to the Staff’s comments. However, we are committed to resolving this issue and are diligently working towards a satisfactory resolution of the Staff’s comments. We will update the Staff as soon as the Company has made the determination.

In this regard we hereby request an additional ten (10) business day extension to provide a full response to the Staff’s comments.

Please contact us if you require any additional information.

Best Regards,

/s/Daniel Bertrand
Daniel Bertrand
Executive Vice President and CFO